UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.____________)*


Aastrom Biosciences Inc.
(Name of Issuer)


Common Shares
(Title of Class of Securities)


00253U 305
(CUSIP Number)

August 13, 2013
(Date of Event Which Requires Filing of this Statement)


       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
       The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the
Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
?
CUSIP No.
00253U 305





1.
NAME OF REPORTING PERSONS








Sabby Healthcare Volatility Master Fund, Ltd.




2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


(a)  [_]


(b)  [X]



3.
SEC USE ONLY










4.
CITIZENSHIP OR PLACE OF ORGANIZATION





Cayman Islands




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



5.
SOLE VOTING POWER





0




6.
SHARED VOTING POWER





 6,000,000




7.
SOLE DISPOSITIVE POWER





0




8.
SHARED DISPOSITIVE POWER





 6,000,000




9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




 6,000,000




10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)



[_]






11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





8.04




12.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO?
CUSIP No.
00253U 305





1.
NAME OF REPORTING PERSONS








Sabby Volatility Warrant Master Fund, Ltd.




2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


(a)  [_]


(b)  [X]



3.
SEC USE ONLY










4.
CITIZENSHIP OR PLACE OF ORGANIZATION





Cayman Islands




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



5.
SOLE VOTING POWER





0




6.
SHARED VOTING POWER





 1,333,000




7.
SOLE DISPOSITIVE POWER





0




8.
SHARED DISPOSITIVE POWER





 1,333,000




9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




 1,333,000




10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)



[_]






11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





1.79




12.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO?

CUSIP No.
00253U 305





1.
NAME OF REPORTING PERSONS








Sabby Management, LLC




2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


(a)  [_]


(b)  [X]



3.
SEC USE ONLY










4.
CITIZENSHIP OR PLACE OF ORGANIZATION





Delaware, USA




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



5.
SOLE VOTING POWER





0




6.
SHARED VOTING POWER





 7,333,000




7.
SOLE DISPOSITIVE POWER





0




8.
SHARED DISPOSITIVE POWER





 7,333,000




9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




 7,333,000




10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)



[_]






11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





9.82




12.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              OO
CUSIP No.
00253U 305





1.
NAME OF REPORTING PERSONS








Hal Mintz




2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


(a)  [_]


(b)  [X]



3.
SEC USE ONLY










4.
CITIZENSHIP OR PLACE OF ORGANIZATION





USA




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



5.
SOLE VOTING POWER





0




6.
SHARED VOTING POWER





 7,333,000




7.
SOLE DISPOSITIVE POWER





0




8.
SHARED DISPOSITIVE POWER





 7,333,000




9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




 7,333,000




10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)



[_]






11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





9.82




12.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN?

CUSIP No.
00253U 305



Item 1.
(a).
Name of Issuer:







Aastrom Biosciences Inc.



(b).
Address of issuer's principal executive offices:







24 Frank Lloyd Wright Drive, Lobby K
Ann Arbor, Michigan 48105

Item 2.
(a).
Name of person filing:







Sabby Healthcare Volatility Master Fund, Ltd.
Sabby Volatility Warrant Master Fund, Ltd.
Sabby Management, LLC
Hal Mintz




(b).
Address or principal business office or, if none, residence:




Sabby Healthcare Volatility Master Fund, Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way, Camana Bay
Grand Cayman KY1-9007
Cayman Islands

Sabby Volatility Warrant Master Fund, Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way, Camana Bay
Grand Cayman KY1-9007
Cayman Islands

Sabby Management, LLC
10 Mountainview Road, Suite 205
Upper Saddle River, New Jersey 07458

Hal Mintz
c/o Sabby Management, LLC
10 Mountainview Road, Suite 205
Upper Saddle River, New Jersey 07458







(c).
Citizenship:




Sabby Healthcare Volatility Master Fund, Ltd. - Cayman Islands
Sabby Volatility Warrant Master Fund, Ltd. - Cayman Islands
Sabby Management, LLC - Delaware, USA
Hal Mintz - USA







(d).
Title of class of securities:







Common stock, no par value



(e).
CUSIP No.:







00253U 305


Item 3.
If This Statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a


(a)
[_]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


(b)
[_]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


(c)
[_]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


(d)
[_]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


(e)
[_]
An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);


(f)
[_]
An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);


(g)
[_]
A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);



(h)
[_]
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);


(i)
[_]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


(j)
[_]
A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);


(k)
[_]
Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:







Item 4.
Ownership.


Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)
Amount beneficially owned:

Sabby Healthcare Volatility Master Fund, Ltd. -  6,000,000

Sabby Volatility Warrant Master Fund, Ltd. -  1,333,000

Sabby Management, LLC -  7,333,000

Hal Mintz -  7,333,000


(b)
Percent of class:

Sabby Healthcare Volatility Master Fund, Ltd. - 8.04%

Sabby Volatility Warrant Master Fund, Ltd. - 1.79%

Sabby Management, LLC - 9.82%

Hal Mintz - 9.82%






(  (c)
Number of shares as to which the person has:



Sabby Healthcare Volatility Master Fund, Ltd.



( (i)
Sole power to vote or to direct the vote
0
,







( (ii)
Shared power to vote or to direct the vote
 6,000,000
,







( (iii)
Sole power to dispose or to direct the disposition of
0
,







( (iv)
Shared power to dispose or to direct the disposition of
 6,000,000
..








Sabby Volatility Warrant Master Fund, Ltd.



( (i)
Sole power to vote or to direct the vote
0
,







( (ii)
Shared power to vote or to direct the vote
 1,333,000
,







( (iii)
Sole power to dispose or to direct the disposition of
0
,







( (iv)
Shared power to dispose or to direct the disposition of
 1,333,000
..




Sabby Management, LLC



  (i)
Sole power to vote or to direct the vote
0
,







( (ii)
Shared power to vote or to direct the vote
 7,333,000
,







( (iii)
Sole power to dispose or to direct the disposition of
0
,







( (iv)
Shared power to dispose or to direct the disposition of
 7,333,000
..








Hal Mintz



( (i)
Sole power to vote or to direct the vote
0
,







( (ii)
Shared power to vote or to direct the vote
 7,333,000
,







( (iii)
Sole power to dispose or to direct the disposition of
0
,







( (iv)
Shared power to dispose or to direct the disposition of
 7,333,000
..








As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, (i) Sabby Healthcare Volatility Master Fund, Ltd. and Sabby Volatility Master Fund, Ltd. beneficially own 6,000,000 and 1,333,000 shares of the Issuer's common shares (common shares), respectively, representing approximately 8.04% and 1.79% of the Common Stock, respectively, and (ii) Sabby Management, LLC and Hal Mintz each beneficially own 7,333,000 shares of the common shares, representing approximately 9.82% of the common shares. Sabby Management, LLC and Hal Mintz do not directly own any common shares, but each indirectly owns 7,333,000 shares of common shares. Sabby Management, LLC, a Delaware limited liability company, indirectly owns
7,333,000 common shares because it serves as the investment manager of Sabby Healthcare Volatility Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd., Cayman Islands companies. Mr. Mintz indirectly owns 7,333,000 shares of ordinary shares in his capacity as manager of Sabby Management, LLC.


Item 5.
Ownership of Five Percent or Less of a Class.


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].






?
Item 6.
Ownership of More Than Five Percent on Behalf of Another Person.





Not applicable



Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.





Not applicable



Item 8.
Identification and Classification of Members of the Group.





Not applicable



Item 9.
Notice of Dissolution of Group.





Not applicable



?
Item 10.
Certification.




By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



?
SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2013

(Date)





Sabby Healthcare Volatility Master Fund, Ltd.

By: /s/ Joseph McIvor
	Name:  Joseph McIvor
 Title:   Authorized Person of TDF Management Ltd.,
a Director


Sabby Volatility Warrant Master Fund, Ltd.

By: /s/ Joseph McIvor
	Name:  Joseph McIvor
 Title:   Authorized Person of TDF Management Ltd.,
a Director


Sabby Management, LLC*

By: /s/ Robert Grundstein
	Name:  Robert Grundstein
       Title:   Chief Operating Officer







/s/ Hal Mintz*
 Hal Mintz

*This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
S.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1
----------

JOINT FILING AGREEMENT

       The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of ordinary shares of Aastrom Biosciences Inc. is filed jointly, on behalf of each of them.

Dated:  August 15, 2013

Sabby Healthcare Volatility Master Fund, Ltd.

By: /s/ Joseph McIvor
     Name:  Joseph McIvor
     Title:   Authorized Person of TDF Management
Ltd.,    a Director

Sabby Volatility Warrant Master Fund, Ltd.

By: /s/ Joseph McIvor
     Name:  Joseph McIvor
     Title:   Authorized Person of TDF Management
Ltd.,    a Director



Sabby Management, LLC

By: /s/ Robert Grundstein
	Name:  Robert Grundstein
       Title:   Chief Operating Officer




/s/ Hal Mintz
 Hal Mintz